Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands)

	Fiscal Year Ended June 30,
	2000		2001		2002		2003		2004
EARNINGS:
Income before income tax expense	$67,382		$59,325		$78,984		$77,660		$46,157
Add: Fixed charges	3,378		2,801		2,967		14,375		13,161

Earnings as defined	$70,760		$62,126		$81,951		$92,035		$59,318

FIXED CHARGES:
Interest expense	$2,246		$1,263		$1,376		$10,038		$8,663
Amortization of deferred financing fees	—		—		—		2,542		2,145

Interest expense as reported	2,246		1,263		1,376		12,580		10,808
Portion of rent expense as interest	1,132		1,538		1,591		1,795		2,353

Fixed charges as defined	$3,378		$2,801		$2,967		$14,375		$13,161

Ratio of earnings to fixed charges	21.0	x	22.2	x	27.6	x	6.4	x	4.5	x

     For purposes of computing the ratios of earnings to fixed charges, earnings represent pretax income from continuing operations plus fixed charges. Fixed charges represent interest expense and the portion of rents representative of interest related to continuing operations.